25002856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18974

SEC Mail Processing
MAR 2 8 2025
Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HARTFIELD TITUS & DONNELLY, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 TOWN SQUARE PLACE Suite 1500
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael George	201-217-80585	mgeorge@htdbroker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD J SMITH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HARTFIELD TITUS & DONNELLY LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2026

Notary Public

Signature:

Title:
Secretary & General Counsel

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
DECEMBER 31, 2024

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Managing Member
Hartfield, Titus & Donnelly, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hartfield, Titus & Donnelly, LLC's management. Our responsibility is to express an opinion on Hartfield, Titus & Donnelly, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hartfield, Titus & Donnelly, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Hartfield, Titus & Donnelly, LLC's auditor since 1991.
New York, New York
March 26, 2025

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	1,573,819
Receivable from broker-dealers		1,758,314
Deposits with clearing house		640,909
Investment in U.S. Treasury Bills		273,018
Prepaid expenses and advances		109,678
Property and equipment, net		54,084
Cash surrender value of officers' life insurance, net of loans of $159,530		315,933
Other receivable		59,910
Security deposits		158,751
Right of use asset		1,580,004
TOTAL ASSETS	$	6,524,420

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,550,429
Taxes payable		31,250
Lease liability		1,730,417
Distribution payable		162,699
Other liabilities		44,997
Total liabilities		4,519,792
Commitments and contingencies (Notes 5, 6, 9, 10 and 13)		
Members' equity:		
Voting		900,344
Non-voting		1,104,284
Total members' equity		2,004,628
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,524,420

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC ("Hartfield" or the "Company") was formed as a limited liability company in the state of New Jersey. Hartfield serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

The preparation of the financial statement is in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Restricted cash is subject to legal and contractual restrictions by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The deposit with the clearing broker is considered restricted cash.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement

FASB ASC 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, Hartfield is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statement, since all items of income and loss are required to be reported on the income tax returns of the members, who are responsible for any income taxes thereon. Certain states impose LLC franchise fees, which are included in this financial statement. Hartfield files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions.

Revenue from Contracts with Customers

Commission income: The Company acts as an interdealer-broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker-dealers and certain other financial institutions. Each time we facilitate a matched trade between our clients, we earn a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon, the contractual obligations are binding and we share in the risk of clearing and settlement. Commissions are collected at the settlement date, generally the second business day after the trade date.

Current Expected Credit Losses

The Company accounts for expected credit losses in accordance with Accounting Standards Update ("ASU") No.2016-13, *Financial Instruments – Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses (continued)

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of right of use assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 5.75% incremental borrowing rate. Right of use assets also exclude lease incentives. During the year, the Company entered into a new lease agreement and the present value of the lease payments was determined using a 4.25% incremental borrowing rate.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued and Effective Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segments Disclosures ("ASU 2023-07")*, which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources and is applicable to companies with a single reportable segment. The requirements are effective for annual

Reports beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. Refer to Note 13, Segment Reporting.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustments to or disclosure in the financial statements.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2024, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution. As of December 31, 2024, $818,506 was on deposit in excess of FDIC coverage. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash and cash equivalents.

NOTE 3. DEPOSIT WITH CLEARING BROKER

The Company entered into an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024, consisted of the following:

Equipment	$	539,309
Leasehold improvements		410,756
Furniture and fixtures		125,703
		1,075,768
Less: accumulated depreciation		(1,021,684)
Property and equipment, net	$	54,084

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company provides support and administrative services to two affiliated companies, RW Smith & Associates, LLC ("RWS") and Town Square Holding, LLC ("TSH"). At December 31, 2024, no amounts were due from RWS or TSH.

Consulting Agreements

The Company entered into agreements with a voting member to provide consulting services to the Company.

The Company entered into an agreement with a non-voting member to provide consulting services to the Company.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations, or liquidity, over and above any previously accrued amounts.

The Company is subject to various legal proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition

NOTE 6. COMMITMENTS AND CONTINGENCIES (Continued)

Leases

The Company leases office facilities in New Jersey, California, Illinois, Texas and Florida. The Company records the expenses to occupy its facilities on a straight-line basis over the lease terms.

The lease for the Company's Texas facility expires August 2026 with no renewal option. For the year 2024, the remaining lease liability is $48,574 as of December 31, 2024.

The lease for the Company's Florida facility expires December 2026 with no renewal option. For the year 2024, the remaining lease liability is $166,082 as of December 31, 2024.

The lease for the Company's California facility expired August 2024 with no renewal option.

The lease for the Company's Illinois facility expires January 2026 with a renewal option through January 2031. For the year 2024, the remaining lease liability is $111,632 as of December 31, 2024.

The lease for the Company's New Jersey facility expires March 2028 with no renewal option. For the year 2024, the remaining lease liability is $1,403,998 as of December 31, 2024..

As of December 31, 2024, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:	Amount
2025	$ 674,816
2026	579,989
2027	471,972
2028	118,380
Total	1,845,157
Discount to present value	114,740
Lease liability	$ 1,730,417

Other information related to leases as of December 31, 2024

Weighted average remaining lease term: 1.92 years
Weighted average discount rate: 4.25%

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2024.

NOTE 8. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of an insurance policy on the life of the former president in the amount of $315,933. At December 31, 2024, loans payable to the insurance company in the amount of $158,724, bearing interest at a rate of 7% per annum, are collateralized by the cash value of the policy.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2024, the Company had regulatory net capital of $1,622,205, which exceeded the Company's minimum net capital requirement of $195,986. The Company's percentage of aggregate indebtedness to net capital was approximately 181% as of December 31, 2024.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As an interdealer broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company does not require collateral to support such obligations.

NOTE 11. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2024.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance December 31, 2024
Assets:				
U.S. Treasury Bills	$ 273,018	$ -	$ -	$ 273,018
Total at fair value	$ 273,018	$ -	$ -	$ 273,018

NOTE 12. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, that provides marketing and distribution services, which is comprised of several classes outlined in Note 1. The Company has identified its Chief Executive Officer (CEO), as the chief operating decision maker ("CODM"). The CODM manages the Company's business activities using the significant net income information referenced in the statement of operations.

Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.